REALTY CAPITAL SECURITIES, LLC
ONE BEACON STREET, 14TH FLOOR, BOSTON, MA 02108
T: (877) 373-2522 F: (857) 207-3397

May 7, 2014

ELECTRONIC FILING

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	American Energy Capital Partners, LP
SEC Registration No. 333-192582

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of the registrant we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement becomes effective at 12:00 p.m., Eastern time, on May 8, 2014, or as soon thereafter as practicable. Because there has been no distribution of preliminary prospectuses to prospective investors, there will be compliance with the 48 hour rule under Rule 15c2-8 of the Securities Exchange Act of 1934.

We and the registrant acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Realty Capital Securities, LLC

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

May 7, 2014

The registrant acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

Very truly yours,

REALTY CAPITAL SECURITIES, LLC

/s/ Louisa H. Quarto

Louisa H. Quarto, President

cc: Ms. Caroline Kim